BRIAN C. MINER
(215) 963-5430
bminer@morganlewis.com


May 3, 2006



VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:    Ms. Linda Cvrkel, Branch Chief, Division of Corporate Finance

Re:      Maritrans Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2005
         Commission File No. 1-09063
         -----------------------------------------------------

Dear Ms. Cvrkel:

This letter is being submitted in response to the comments given by the staff of the Division of Corporation Finance as set forth in your letter to Mr. Walter T. Bromfield, dated April 19, 2006, with respect to the above-referenced filing.

For your convenience, we have set forth each comment in italicized typeface and included each response below the relevant comment.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
-----------------------------------------------------

Consolidated Statements of Income, page 38
------------------------------------------

1. Please revise your presentation of total operating expense in future filings to include Gain on sale of assets. Refer to footnote 68 of SAB Topic 13 which states "Gains or losses from the sale of assets should be reported as "other general expenses" pursuant to Regulation S-X, Article 5-03(b)(6)."
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Securities and Exchange Commission
May 3, 2006
Page 2

Maritrans has authorized us to inform you that it will comply with this comment in its future filings.

Note 1: Organization and Significant Accounting Policies, page 41
-----------------------------------------------------------------

Maintenance and Repairs, page 42
--------------------------------

2. Reference is made to the disclosure regarding your provision of costs for upcoming major periodic overhauls of vessels and equipment made in advance of performing the related maintenance and repairs. Please explain to us in greater detail how you determine or calculate the provision for accrued shipyard costs and the period over which such costs are being amortized. Please note that if you are accruing in advance for dry docking costs over the period to the next dry docking, it is the staff position that this is no longer an acceptable accounting method within your industry. The accrual method assumes you have incurred a liability at the balance sheet date; however, if you are accruing in advance, we do not believe that an obligation has been incurred at the balance sheet date under the definition set forth in paragraph 35 of CON 6. We note that EITF Topic D-88 does not provide guidance on how to account for dry docking costs; rather it discusses methods currently being used in the industry and states that SEC staff would not object to a conclusion that a change from accruing in advance to another method is preferable. The discussion in EITF Topic D-88, in March 2000, was in anticipation that a planned SOP project would prohibit accruing in advance. The SOP project was discontinued in April 2004 and it has been staff position that this method is not an acceptable method within your industry. Currently, the only acceptable methods include expensing maintenance costs as incurred or the deferral method under which costs incurred are capitalized and amortized to expense over the period until the next major overhaul or dry docking. Please revise your accounting for major overhauls and dry docking costs to comply with the guidance noted above.

Consistent with the undersigned's conversation with Jean Yu on April 27, 2006, Maritrans has authorized us to inform you that it will adopt an acceptable method of accounting for major overhauls and dry docking costs as of April 1, 2006.

Note 7, Income Taxes, page 38
-----------------------------

3. Please tell us in further detail the nature of the "other" matters that reduced your effective income taxes by $7,561,000 from the statutory rate during 2003.
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Securities and Exchange Commission
May 3, 2006
Page 3

Maritrans records reserves for income taxes based on the estimated amounts that it would likely have to pay based on its taxable income. Maritrans periodically reviews its position based on the best available information and adjusts its income tax reserve accordingly. In the third quarter of 2003, Maritrans reduced its income tax reserve by $7.7 million, which was included as "other" in the reconciliation of the statutory federal rate provision to income tax expense on the consolidated statements of income for the period ending December 31, 2003. Most of this decrease resulted from the income tax effects of the restructuring of Maritrans Partners L.P. to Maritrans Inc. in 1993. Due to the non-cash nature of the reduction, there was no corresponding effect on cash flow or income from operations. Maritrans included this disclosure in the footnotes to its consolidated financial statements and in the Income Tax Provision disclosure in Management's Discussion and Analysis for the years ended December 31, 2003 and 2004.

In connection with responding to the comments above, Maritrans has authorized us to inform you on their behalf that they acknowledge that:

1. Maritrans is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

2. The Securities and Exchange Commission staff's comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3. Maritrans may not assert the staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at 215.963.5430 if you should have any questions or comments with regard to these responses.

Sincerely,

/s/ Brian C. Miner

Brian C. Miner


cc:  Walter T. Bromfield
     Judith M. Cortina
     Howard L. Meyers
     Robert J. Lichtenstein